SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 5)

SIGA Technologies, Inc.

 (Name of issuer)

Common Stock, par value $0.0001 per share
 (Title of class of securities)

826917-10-6
 (CUSIP number)

Barry F. Schwartz
35 East 62nd Street
New York, New York 10021
(212) 572-8600
 (Name, address and telephone number of person
authorized to receive notices and communications)

April 29, 2009
 (Date of event which requires
filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,807,375
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,807,375
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 9,807,375
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 23.46%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,807,375
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,807,375
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 9,807,375
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 23.46%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person TransTech Pharma, Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,296,634
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,296,634
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,296,634
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 13.77%
14.		Type of Reporting Person CO

This statement ("Amendment No. 5") amends and supplements the statement on Schedule 13D, dated August 13, 2003, as amended by Amendment No. 1 thereto dated October 14, 2003, Amendment No. 2 thereto dated January 8, 2004, Amendment No. 3 thereto dated November 29, 2007 and Amendment No. 4 thereto dated June 19, 2008 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.), a Delaware corporation ("Holdings"), MacAndrews & Forbes LLC (formerly known as MacAndrews & Forbes Inc., formerly known as MacAndrews & Forbes Holdings Inc.), a Delaware limited liability company ("MacAndrews & Forbes"), and TransTech Pharma, Inc., a Delaware corporation ("TransTech"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of SIGA Technologies, Inc., a Delaware corporation (the "Company"). This Amendment No. 5 is being filed by Holdings, MacAndrews & Forbes and TransTech, with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. MacAndrews & Forbes is a holding company and a direct wholly owned subsidiary of Holdings. TransTech is a corporation in which Mr. Ronald O. Perelman ("Mr. Perelman") has a direct ownership interest. Mr. Perelman may be deemed to beneficially own the securities deemed to be beneficially owned by TransTech. The Company has its principal executive offices at 420 Lexington Avenue, Suite 408, New York, New York 10170. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

On April 30, 2009, pursuant to the terms of the Letter Agreement (as defined in Item 4), as amended by the Extension Agreement (as defined in Item 4), MacAndrews & Forbes, in exchange for MacAndrews & Forbes’ Investment of $1,500,000 in the Company,  received (i) 490,196 shares of Common Stock (the "Shares") at a per share price of $3.06 and (ii) Consideration Warrants (as defined in Item 4) to purchase 196,078 shares of Common Stock at an exercise price of $3.519 per share, for no additional consideration.  MacAndrews & Forbes funded the transaction with cash on hand.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On April 29, 2009, the Company and MacAndrews & Forbes entered into a letter agreement (the "Extension Agreement") extending the term of the commitments under the Letter Agreement through June 19, 2010, and increasing the number of tranches available from no more than three to no more than six.  The remaining terms of the Letter Agreement remained unchanged.

On April 29, 2009, the Company notified MacAndrews & Forbes of its intention to exercise its rights to cause MacAndrews & Forbes to effect an Investment in an amount of $1,500,000 pursuant to the terms of the Letter Agreement (as amended by the Extension Agreement), subject to the negotiation and execution of mutually acceptable definitive documentation.

On April 30, 2009, MacAndrews & Forbes funded the $1,500,000 described above and the Company issued to MacAndrews & Forbes (i) 490,196 shares of Common Stock at a per share price of $3.06 and (ii) Consideration Warrants to purchase 196,078 shares of the Common Stock at an exercise price of $3.519 per share, for no additional consideration. The Consideration Warrants are exercisable until April 29, 2013.   The transaction was effected pursuant to a Securities Purchase and Registration Rights Agreement, dated as of April 30, 2009 (the "Securities Purchase and Registration Rights Agreement "), by and between the Company and MacAndrews & Forbes.  Pursuant to the Securities Purchase and Registration Rights Agreement, among other things, MacAndrews & Forbes has up to three "demand rights" to require the Company to file a registration statement registering the Shares and the shares underlying the Commitment Warrants and the Consideration Warrants, as well as "piggyback" registration rights to participate in up to three registrations with respect to such shares, subject to certain limitations and conditions.

The foregoing summary descriptions of the Extension Agreement, Consideration Warrants and the Securities Purchase and Registration Rights Agreement are qualified in their entirety by reference to the Extension Agreement attached as Exhibit 25 to this Amendment No. 5, the form of

Consideration Warrant attached as Exhibit 26 to this Amendment No. 5, and the Securities Purchase and Registration Rights Agreement attached as Exhibit 27 to this Amendment No. 5, each of which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

 (a)-(b) Item 5(a)-(b) is hereby amended by adding the following at the end thereof:

Based upon (i) information contained in the Company's Proxy Statement for the 2009 Annual Meeting (reporting 36,140,000 shares of Common Stock outstanding as of March 31, 2009) and (ii) the Reporting Persons' knowledge of the issuance of 490,196 additional shares of Common Stock pursuant to the transactions described in Item 4, as of April 30, 2009, there were 36,630,196 shares of Common Stock outstanding. The Reporting Persons (other than TransTech) may be deemed to share beneficial ownership of 9,807,375 shares of Common Stock (assuming that the Reporting Persons have the right to acquire, pursuant to the Letter Agreement, as amended, an additional 2,124,183 shares of Common Stock and Consideration Warrants to purchase 849,673 shares of Common Stock, which represents the maximum remaining Investment permitted by the Letter Agreement, as amended by the Extension Agreement, at a Per Share Price of $3.06 (which is the Per Share Price assuming a funding date of April 30, 2009), representing approximately 23.46% of the Common Stock deemed to be outstanding (which includes shares of Common Stock deemed to be beneficially owned by the Reporting Persons (other than TransTech) but not outstanding). The Reporting Persons (other than TransTech) have shared power to vote and dispose of the shares of Common Stock that they own or would own upon exercise of the Warrants (including the Commitment Fee Warrants) held by such Reporting Persons.

In addition, TransTech may be deemed to have beneficial ownership of 5,296,634 shares of Common Stock, representing approximately 13.77% of the Common Stock deemed to be outstanding (which includes shares of Common Stock deemed to be beneficially owned by TransTech but not outstanding). TransTech has sole power to vote and dispose of the shares of Common Stock that it owns or would own upon exercise of the TransTech Warrant.

Paul G. Savas, a Director of the Company and a Director of TransTech and the Executive Vice President and Chief Financial Officer of Holdings, may be deemed to beneficially own 91,484 shares of Common Stock, representing approximately 0.25% of the Common Stock outstanding (which includes certain shares of Common Stock deemed to be beneficially owned by Mr. Savas but not outstanding).

Barry F. Schwartz, a Director of TransTech and the Executive Vice Chairman of Holdings and MacAndrews & Forbes, beneficially owns 52,966 shares of Common Stock (which includes certain shares of Common Stock deemed to be beneficially owned by Mr. Schwartz but not outstanding), representing approximately 0.14% of the Common Stock outstanding.

Dr. Adnan M. Mjalli, a Director of the Company and the President, Chief Executive Officer and Chairman of the Board of Directors of TransTech, may be deemed to beneficially own 65,000 shares of Common Stock, representing approximately 0.18% of the Common Stock outstanding (which includes certain shares of Common Stock deemed to be beneficially owned by Mr. Mjalli but not outstanding).

(c) The following transactions were effected during the past sixty days by the persons named above:

As described in Item 4 above, on April 30, 2009, MacAndrews & Forbes acquired certain shares of Common Stock and Consideration Warrants in a privately negotiated transaction pursuant to the Letter Agreement, as amended by the Extension Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

For a discussion of the Extension Agreement, the Securities Purchase and Registration Rights Agreement and the Form of Consideration Warrants, see Item 4.

Item 7. Material to be Filed as Exhibits

Exhibits 25, 26 and 27 are added to the response to Item 7.

Exhibit 25
Extension Agreement, dated as of April 29, 2009, by and between the Company and MacAndrews & Forbes (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by the Company on April 30, 2009).

Exhibit 26	Form of Consideration Warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by the Company on April 30, 2009).
Exhibit 27	Securities Purchase and Registration Rights Agreement, dated as of April 30, 2009, by and between the Company and MacAndrews & Forbes.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 4, 2009

MACANDREWS & FORBES HOLDINGS INC. MACANDREWS & FORBES LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

TRANSTECH PHARMA, INC.

By:	/s/ Anne L. Showalter
	Name:	Anne L. Showalter
	Title:	Senior Vice President –
Legal Affairs and Secretary

Exhibit Index

Exhibits 25, 26 and 27 are added to the Exhibit Index.

Exhibit	Document

Exhibit 25
Extension Agreement, dated as of April 29, 2009, by and between the Company and MacAndrews & Forbes (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by the Company on April 30, 2009).

Exhibit 26	Form of Consideration Warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by the Company on April 30, 2009).
Exhibit 27	Securities Purchase and Registration Rights Agreement, dated as of April 30, 2009, by and between the Company and MacAndrews & Forbes.